February 12, 2025

Gregory Aurre III
President
Signature Holdings Corp
1090 10th St. N.
Unit 10
St. Petersburg, FL 33705

       Re: Signature Holdings Corp
           Form 10-12G
           Filed January 8, 2025
           File No. 000-56693
Dear Gregory Aurre III:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction